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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.    2      )(1)
                                       -----------

                          ACTIVE IQ TECHNOLOGIES, INC.
                          ----------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   00505Q 10 2
                                 --------------
                                 (CUSIP Number)


                                JANUARY 28, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [ ]  Rule 13d-1(d)


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 00505Q 10 2                  13G                     Page 2 of 6 Pages
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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     D. Bradly Olah
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     CANADIAN
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  NUMBER OF    5.    SOLE VOTING POWER

   SHARES            568,134
               -----------------------------------------------------------------
 BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY           0
               -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER

  REPORTING          568,134
               -----------------------------------------------------------------
   PERSON      8.    SHARED DISPOSITIVE POWER

    WITH             0
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     568,134 (INCLUDES A WARRANT TO PURCHASE 203,334 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE 1,167 SHARES OF COMMON STOCK. ALSO INCLUDES OPTIONS TO PURCHASE 223,333 SHARES WHICH VEST WITHIN 60 DAYS.)

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [x]
     (see Exhibit A)
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.3%
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12.  TYPE OF REPORTING PERSON*

     IN
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CUSIP No. 00505Q 10 2                  13G                     Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            ACTIVE IQ TECHNOLOGIES, INC.
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Item 1(b).  Address of Issuer's Principal Executive Offices:

            5720 SMETANA DRIVE, SUITE 101
            MINNETONKA, MINNESOTA 55343
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Item 2(a).  Name of Person Filing:

            D. BRADLY OLAH
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

            5950 COUNTY ROAD 101
            PLYMOUTH, MN 55446
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Item 2(c).  Citizenship:

            CANADIAN
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Item 2(d).  Title of Class of Securities:

            COMMON STOCK, $.01 PAR VALUE
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Item 2(e).  CUSIP Number:

            00505Q 10 2
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 00505Q 10 2                  13G                     Page 4 of 6 Pages
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Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          568,134 (INCLUDES A WARRANT TO PURCHASE 203,334 SHARES OF COMMON STOCK, AND A WARRANT TO PURCHASE 1,167 SHARES OF COMMON STOCK. ALSO INCLUDES OPTIONS TO PURCHASE 223,333 SHARES WHICH VEST WITHIN 60 DAYS.)
          ----------------------------------------------------------------------
     (b)  Percent of class:

          4.3%
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     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:        568,134
                                                         -----------------------
          (ii)  Shared power to vote or to direct the vote:         0
                                                           ---------------------

          (iii) Sole power to dispose or to direct the disposition of:  568,134
                                                                      ----------

          (iv)  Shared power to dispose or to direct the disposition of:  0
                                                                        --------
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Item 5.  Ownership of Five Percent or Less of a Class.

         N/A
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N/A
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Item 8.  Identification  and Classification  of Members of the Group.


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Item 9.  Notice of Dissolution of Group.


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Item 10.  Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003               /s/ D. BRADLY OLAH
                                       -----------------------------------------
                                           D. BRADLY OLAH

                                                                       EXHIBIT A


                            To Form 13G (Individual)


The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims Reporting Person's that he is part of a "group."

Record Owner's Relationship              Reporting Person's         Number
   to Reporting Person                   Type of Ownership         of shares
---------------------------              ------------------     --------------
Shares by spouse                             Indirect           165,000 shares

Warrants held by spouse                      Indirect           Warrants to
                                                                purchase
                                                                110,000 shares

Shares held by the D. Bradly                 Indirect           15,000 shares
 Olah Irrevocable trust for the
 benefit of his children (1)

Warrants held by Trust (1)                   Indirect           Warrants to
                                                                purchase
                                                                10,000 shares

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(1) The reporting person is not a trustee of this trust.


These shares are not reported in Item 4(a) and are noted here for information only.